August 5, 2005

Mr. Frederick Dwyer
Vice President, Controller and Secretary
KCS Energy, Inc.
5555 San Felipe Road, Suite 1200
Houston, Texas 77056

Re:	KCS Energy, Inc.
		Registration Statement on Form S-4
      Filed July 5, 2005
	File No. 333-126393

Dear Mr. Dwyer:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General
1. The staff notes that you are registering the new notes in reliance on the staff`s position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan
Stanley & Co. Incorporated, SEC no-action letter (available June
5,
1991) regarding resales; and Shearman & Sterling, SEC no-action letter
(available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide us with a supplemental letter:

(1) stating that the issuer is registering the exchange offer in reliance upon these letters, and

(2) including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.
      We may comment further upon reviewing your response.

Cover Page

2. We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day.
Please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). See Rule 14d-
1(g)(3).
3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statement Regarding Forward-Looking Statements, page iii

4. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Securities Act
Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 31

Conditions to the Exchange Offer, page 37

5. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.




Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or Tangela
Richter,
Branch Chief, at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.


Sincerely,


								Tangela S. Richter
								Branch Chief


      cc:  J. Wynn

            via facsimile
            Diana M. Hudson
            Andrews Kurth LLP
            (713) 220-4285
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Mr. Frederick Dwyer
KCS Energy, Inc.
August 5, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010